UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Revival AI Inc.

(Exact name of issuer as specified in its charter)

Colorado	82-4190737
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

Revival AI Inc., 10940 S. Parker Road, #872, Parker, Colorado 80134

(Full mailing address of principal executive offices)

(720) 600-7121

(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2021 is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make restated interim results of operations not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Operating Results

The Company has not yet generated any revenues, and it does not expect to do so until 2022 at the earliest.

Total operating expenses includes advertising and marketing, subscriptions, legal and professional services and other expenses. Total operating expenses increased to $164,780 for the six-month period ended June 30, 2021 from $687 for the six-month period ended June 30, 2020.

The most significant component of our increased operating expenses was advertising and marketing, which increased to $113,193 from $0 for the six-month periods ended June 30, 2021 and 2020, respectively. Advertising and marketing expenses increased primarily as a result of our initial efforts to increase exposure and awareness of what we do. Specifically, we worked with a marketing agency for the creation of marketing materials, a website, and two video ads. We completed marketing tests from March to June 2021 across radio, television, email and social media targeting a Christian audience.

In addition, legal and professional services expenses increased to $44,655 from $508 for the six-month periods ended June 30, 2021 and 2020, respectively. These legal and professional services expenses were incurred as a result of undertaking our public securities offering under Tier 2 of Regulation A, which was initially qualified by the SEC on March 19, 2021. In addition, we recorded an additional $211.50 of expenses relating to the machine work prototyping, which is included under Legal and Professional Services. The majority of this work was completed in the 2020 fiscal year.

As a result of the foregoing, the company increased its net loss for the six-month period ended June 30, 2021 to $164,780, compared to $687 for the six-month period ended June 30, 2020.

Liquidity and Capital Resources

We had total equity at June 30, 2021 of $203,594 compared to a surplus of $275,662 at December 31, 2020. The decrease in equity was primary driven by the increase in advertising and marketing expenses. As of June 30, 2021, the Company had $75,009 cash on-hand. As of the date of this report, the Company is currently raising additional funds through Regulation A and has received investment subscriptions representing gross proceeds of approximately $48,743.50. We intend to increase our marketing efforts associated with our Regulation A offering in an effort to create additional engagement with that campaign.

2

Cash Flow

The following table summarizes, for the periods indicated, selected items in our Statements of Cash Flows:

	For the Six-Month Period Ended
	June 30,
	2021	2020
Net cash (used in) provided by:
Operating activities	$(167,411)	$(687)
Investing activities	$(7,446)	$(39,525)
Financing activities	$(82,308)	$(39,525)

Operating Activities

Cash used in operating activities increased to $167,411 from $687 for the six-month periods ended June 30, 2021 and 2020, respectively. The increase in cash used in operating activities was primarily due to the increase in advertising and marketing expenses.

Investing Activities

Cash used in investing activities decreased to $7,446 from $39,525 for the six-month periods ended June 30, 2021 and 2020, respectively. The decrease in cash used in investing activities was primarily due to the Company reducing the amount of funds spent on the second phase of software development with a third-party developer. Such development was slowed in 2021 until our Regulation A offering was launched and underway and our available capital could be used for marketing the offering in the interim.

Financing Activities

Cash provided by financing activities increased to $92,549 from $687 for the six-month periods ended June 30, 2021 and 2020, respectively. The increase in cash provided by financing activities was primarily due to an increase in capital investment from our founders.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Plan of Operations

Following commencement of the Regulation A offering, Revival will focus on advertising this offering through conservative channels. At the same time, the Company will continue to finalize work on the custom Bible software interface.

Upon successful completion of the Regulation A offering, Revival will have sufficient cash to implement the plan of operations. The Company proposes to move to the greater Dallas-Fort Worth, Texas area, where it will identify suitable property on which to construct a building to house all of the operations of the Company, including space for servers and printing machinery. Concurrently, contracts will be established with various commercial digital printing equipment manufacturers. The estimated time for delivery and machinery installation is six months. In addition, local machine fabricators will begin fabricating the components of the custom finishing machinery, and the appropriate robotic equipment will be purchased. Revival intends to hire local engineers to work with local fabricators to implement the hardware and software required for custom Bible finishing in a “book of one” method. Approximately 30-60 days prior to launch, custom Bibles will be pre-sold on the revivalai.com website. The facility will have the capability to produce approximately 4,000 custom Bibles per day, depending on the page count of each Bible.

Trend Information

The Company is ramping up its marketing and social media efforts. The Company’s twitter account has 117 followers and its Facebook page has 23 followers. Additionally, 382 individuals have started the investment process as part of the Regulation A offering and 130 of those have completed their investment. The Company intends to launch an increased marketing campaign for its offering that is intended to generate more interest and investment capital over the next 7 – 8 months.

ITEM 2.	OTHER INFORMATION

None.

3

ITEM 3.	financial STATEMENTS

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

Financial Statements

For six months ended June 30, 2021

and independent auditors’ report

4

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

F-1

GEORGE DIMOV CPA CERTIFIED PUBLIC ACCOUNTANT FIRM	181 E Houston Street #4e, New York, NY 10002 (212) 641-0673 www.dimovtax.com

INDEPENDENT AUDITORS’ REPORT

To shareholders and management of Revival AI Inc. (formerly Revival AI LLC):

Report on the Financial Statements

We have audited the accompanying financial statements of Revival AI Inc. (formerly Revival AI LLC), which comprise the balance sheet as of June 30, 2021, and the related statement of operations, changes in owners’ equity, and cash flows for six months ended June 30, 2021 and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revival AI Inc. (formerly Revival AI LLC) as of June 30, 2021, and the related statement of operations, changes in owners’ equity, and cash flows for six months ended June 30, 2021 in accordance with accounting principles generally accepted in the United States of America.

George Dimov CPA

New York, NY

August 23, 2021

F-2

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

BALANCE SHEET

AS OF DECEMBER 31, 2019, DECEMBER 31, 2020 AND JUNE 30, 2021

(in US Dollars)

	December 31, 2019	December 31, 2020	June 30, 2021
ASSETS

Current assets
Bank	39,634	157,317	75,009
Total current assets	39,634	157,317	75,009

Long-term assets
Intangible assets	29,521	126,345	133,791
Total long-term assets	29,521	126,345	133,791

TOTAL ASSETS	69,155	283,662	208,800

TOTAL LIABILITIES AND EQUITY

Liabilities
Accounts payable		7,836	5,206
Total Liabilities		7,836	5,206

Equity
Owners’ investments	72,850	368,650	461,199
Accumulated deficit	(3,695)	(92,825)	(257,605)
Total Equity	69,155	275,825	203,594

TOTAL LIABILITIES AND EQUITY	69,155	283,662	208,800

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-3

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

STATEMENT OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(in US Dollars)

	Year ended December 31, 2019	Year ended December 31, 2020

Revenue	-	-

Expenses
Advertising and marketing		(37,182)
Charitable donations		(300)
Subscriptions		(1,900)
Website		(1,666)
Legal and professional services	(3,352)	(46,876)
Other expenses	(308)	(1,206)
Total expenses	(3,660)	(89,130)

Net loss before tax	(3,660)	(89,130)

Income tax expenses	-	-

Net loss for the year	(3,660)	(89,130)

Loss per share/unit	$(3.66)	$(89.12982)

Further details on computation of loss per share are provided in Note 3.

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-4

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

STATEMENT OF OPERATIONS

FOR 6 MONTHS ENDED JUNE 30, 2020 AND 2021

(in US Dollars)

	6 months ended June 30, 2020	6 months ended June 30, 2021

Revenue	-	-

Expenses
Advertising and marketing		(113,193)
Subscriptions		(6,092)
Legal and professional services	(508)	(44,655)
Other expenses	(179)	(840)
Total expenses	(687)	(164,780)

Net loss before tax	(687)	(164,780)

Income tax expenses	-	-

Net loss for the period	(687)	(164,780)

Loss per share/unit	$(0.69)	$(0.0047)

Further details on computation of loss per share are provided in Note 3.

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-5

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

STATEMENT OF CHANGES IN OWNERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, DECEMBER 31, 2020

AND 6 MONTHS ENDED JUNE 30, 2021

(in US Dollars)

	Owners’ investment	Accumulated deficit	Total equity

As of January 1, 2019	4,146	(35)	4,111

Increase in owners’ investments	68,704	-	68,704
Net loss for the period	-	(3,660)	(3,660)

As of December 31, 2019	72,850	(3,695)	69,155
As of January 1, 2020	72,850	(3,695)	69,155

Increase in owners’ investments	295,800	-	295,800
Net loss for the period	-	(89,130)	(89,130)

As of December 31, 2020	368,650	(92,825)	275,825

As of January 1, 2021	368,650	(92,825)	275,825

Increase in owners’ investments	92,549	-	92,549
Net loss for the period	-	(164,780)	(164,780)

As of June 30, 2021	461,199	(257,605)	203,594

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-6

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(in US Dollars)

	Year ended December 31, 2019	Year ended December 31, 2020
CASH FLOW FROM OPERATING ACTIVITIES

Net loss for the year	(3,660)	(89,130)

Addition to intangible assets		7,836

Net cash flows used in operating activities	(3,660)	(81,293)

CASH FLOW FROM INVESTING ACTIVITIES

Additions to intangible assets	(25,475)	(96,824)

Net cash flows used in investing activities	(25,475)	(96,824)

CASH FLOW FROM FINANCING ACTIVITIES

Increase in owner’s investments	68,704	295,800

Net cash flows from investing activities	68,704	295,800

Net cash flow for the year	39,569	117,683

CASH AND CASH EQUIVALENTS at the beginning of the year	65	39,634
CASH AND CASH EQUIVALENTS at the end of the year	39,634	157,317

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-7

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

STATEMENT OF CASH FLOWS

FOR 6 MONTHS ENDED JUNE 30, 2020 AND 2021

(in US Dollars)

	6 months ended June 30, 2020	6 months ended June 30, 2021
CASH FLOW FROM OPERATING ACTIVITIES

Net loss for the period	(687)	(164,780)

Addition to intangible assets		(2,631)

Net cash flows used in operating activities	(687)	(167,411)

CASH FLOW FROM INVESTING ACTIVITIES

Additions to intangible assets	(39,525)	(7,446)

Net cash flows used in investing activities	(39,525)	(7,446)

CASH FLOW FROM FINANCING ACTIVITIES

Increase in owner’s investments	687	92,549

Net cash flows from investing activities	687	92,549

Net cash flow for the period	(39,525)	(82,308)

CASH AND CASH EQUIVALENTS at the beginning of the period	39,634	157,317
CASH AND CASH EQUIVALENTS at the end of the period	109	75,009

The notes on pages 11-17 form an integral part of the financial statements.

The independent auditors’ report is on page 3.

F-8

REVIVAL AI INC.

(FORMERLY REVIVAL AI LLC)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020,s

AND FOR 6 MONTHS ENDED JUNE 30, 2021

(in US Dollars)

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Revival AI Inc. (formerly Revival AI LLC) (“the Corporation”) is a Colorado corporation which was initially established as a limited liability company on January 29, 2018. On August 14, 2020, the owners of the Corporation agreed to convert the entity from a limited liability company into a corporation under the laws of the State of Colorado and change the name to “Revival AI Inc.”. The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020.

The Corporation has been developing a technology to provide print-ready Bibles through an artificial intelligence-driven, auto-customizing platform that enables user adjusted Bible design and formatting. Estimated date of completion of the platform is September 30, 2021.

Ownership of the Corporation as of the date of issue of these financial statements is presented as follows:

Stockholder name	Class A – voting common shares	Class B – non- voting common shares	Total shares owned	Ownership share

William John Robinson III	15,750,000	-	15,750,000	45%
Kristin Robinson	15,750,000	-	15,750,000	45%
Model Rocket LLC	-	3,500,000	3,500,000	10%

	31,500,000	3,500,000	35,000,000	100%

The financial statements were authorized for issue by the management of the Corporation on August 23, 2021.

Statement of compliance

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These financial statements are presented in US Dollars, unless otherwise indicated. These financial statements have been prepared under the historical cost convention.

Use of estimates and assumptions

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America (“US GAAP”). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

F-9

Going concern

The Corporation’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations and to obtain additional capital financing from its owners and/or third parties.

The Corporation’s management has made an assessment of the Corporation’s ability to continue as a going concern and is satisfied that the Corporation has the resources to continue its operations for the foreseeable future.

On June 25, 2021, the directors of the Corporation invested additional $45,000 into the equity of the entity in the form of a cash deposit to finance its operations. In addition, since March 2021 the Corporation have received investment capital that the management plans to reinvest in marketing to propel its Regulation A campaign and raise the funds for its facility.

Interim financial statements

Management of the Corporation included all necessary adjustments in order to make the interim financial statements not misleading.

Expenses recognition

Expenses are accounted for at the time the actual flow of the related goods or services occur, regardless of when cash or their equivalent are paid, and are reported in the financial statements in the period to which they relate.

Advertising Costs

Advertising costs are expensed as incurred and included in administrative expenses.

Related parties

A party is considered to be related to the Corporation if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Corporation. Related parties also include principal owners of the Corporation, its management, members of the immediate families of principal owners of the Corporation and its management and other parties with which the Corporation may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance. It is identifiable when it is separable, i.e. is capable of being separated or divided from the Group, or when it arises from contractual or other legal rights.

Intangible assets acquired or developed internally are initially measured at cost. The cost of an acquired intangible asset comprises its purchase price, import duties, and non-refundable purchase taxes, after deducting trade discounts and rebates, and any directly attributable cost of preparing the asset for its intended use. Subsequent expenditure on intangible assets is capitalized only if it is probable that it will increase the future economic benefits associated with the specific asset. Other expenditure is recognized in profit or loss as incurred.

F-10

After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any.

Research and Development costs

Research costs are recognized in profit or loss in the period in which they are incurred.

Development costs comprise employee expenses, the cost of materials and services directly attributable to the projects, and an appropriate share of directly attributable fixed costs including, and where applicable, borrowing costs. The intangible assets are amortized as from the moment they are available for use, i.e. when they are in the location and condition necessary for them to be capable of operating in the manner intended by management. Development costs which do not satisfy the above conditions are recognized in profit or loss as incurred.

Impairment of intangible assets

On each balance sheet date, the Corporation reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is impossible to estimate the recoverable amount of an individual asset, the Corporation estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Cash and cash equivalents

The Corporation considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Fair value measurements

FASB ASC 820, “Fair Value Measurements” defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Corporation. Unobservable inputs are inputs that reflect the Corporation’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

F-11

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the Corporation, such as cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities, approximate fair value due to their relatively short maturities. The carrying value of the Corporation’s short-term bank loan approximates their fair value as the terms of the borrowing are consistent with current market rates and the duration to maturity is short.

New accounting pronouncements

a) ASU 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize right-of-use assets and lease liability, initially measured at present value of the lease payments, on its balance sheet for leases with terms longer than 12 months and classified as either financing or operating leases. The new standard is effective for the Corporation’s reporting year starting from January 1, 2021.

The Corporation did not elect an early adoption option and has not analyzed potential effect of adoption of this standard on its financial statements.

2.	INTANGIBLE ASSETS

As of June 30, 2020, December 31, 2020, and June 30, 2021 intangible assets consisted of the following:

	June 30, 2020	December 31, 2020	June 30, 2021

Machinery development		30,221	30,432
Software development	65,000	88,086	92,699
Patent	4,046	8,039	10,660

	69,046	126,345	133,791

F-12

Software under development

Software development expenses consist of expenses incurred by the Corporation during the development of a platform designed to provide print-ready Bibles using artificial intelligence-driven engine that will allow users to design and format the Bible. Development of the platform is performed by Model Rocket LLC, a Nevada limited liability Company.

On October 28, 2019 the Company entered into an agreement with Model Rocket LLC. As per the agreement Model Rocket LLC agreed to provide the labor and development services at a reduced cost, estimated at 25% of the project. All expenses above this amount will be covered by Model Rocket LLC until final delivery of the platform.

In return for this, Revival AI Inc. (formerly Revival AI LLC) agreed to transfer 10% of ownership of the entity to Model Rocket LLC contingent on completion of the final product. 10% ownership is represented by shares of Class B non-voting common stock of Revival AI Inc. (formerly Revival AI LLC) after the conversion of the entity from a limited liability company to a corporation.

Machinery under development

Machinery development expenses consist of expenses incurred by the Corporation during the development of 1000 custom binding machines. Engineering and design of the machinery is performed by Seifert Technologies Inc., an Ohio engineering corporation.

Patent

The Corporation owns a patent titled “Methods and systems for on-demand publishing of religious works”. The patent application was filed on September 16, 2016 and was given U.S. Application No. 15/129,637. This patent was transferred to the Corporation from Narrow Gate Publishing LLC, an entity owned by the founders of Revival AI Inc. (formerly Revival AI LLC), in June 2018. The Corporation’s European patent application No. US20150225559W titled “Methods and systems for on-demand publishing of religious works” was filed on March 25, 2015 and published on October 1, 2015. This patent was transferred to the Corporation from Narrow Gate Publishing LLC. All legal expenses related to the transfer and registration of the patent in the amount $10,660 were capitalized to intangible assets of the Corporation. Depreciation of the patent will start after the completion of the platform.

Using the patented, custom Bible interface, readers will be able to choose a translation, paragraph or line-by-line layout, double or single column, interlinear format, text font and size, study notes, cross-references, devotional tools, creeds, additional note pages, and add a personalized blessing.

3.	LOSS PER SHARE

On October 28, 2019 the Corporation entered into an agreement with Model Rocket LLC to receive the labor and development services at a reduced cost and to transfer 10% of ownership of the entity to Model Rocket LLC contingent on completion of the final product (Note 2). The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020 (Note 1). Number of common units and shares of the Corporation before and after the conversion is presented in Note 5.

F-13

The following table provides the loss per share computation details for the six months ended June 30, 2020 and 2021

	6 months ended June 30, 2020	6 months ended June 30, 2021

Net loss for the period	$(687)	$(164,780)

Computation of basic loss per share/unit:
Average number of units for the period	1,000	35,000,000
Loss per share/unit (basic):	$(1.81)	$(0.0047)

Computation of diluted loss per share/unit:
Weighted-average number of shares/units for the year assuming the conversion from LLC to Corporation took place on August 14, 2020	n/a	n/a
Loss per share/unit (diluted):	n/a	n/a

4.	COMMITMENT AND CONTINGENCIES

Capital expenditure commitments

As of June 30, 2021 the Corporation had no capital expenditure commitments.

Lease commitments

As of June 30, 2021 the Corporation had no lease commitments.

Legal issues

From time to time, the Corporation may be subject to routine litigation, claims, or disputes in the ordinary course of business. Management is not aware of any pending or threatened claims, actions or proceedings against the Corporation, and cannot predict the outcome of any potential future litigation or environmental claim with certainty.

5.	CONVERSION FROM LLC TO CORPORATION

On August 14, 2020, the owners of the entity agreed to convert the entity from a limited liability company into a corporation under the laws of the State of Colorado and change the name to “Revival AI Inc.”. The statement of conversion was filed with the Colorado Secretary of State on August 21, 2020.

F-14

Before the conversion, the structure of shareholders was as follows:

Name	Position	Common units	Ownership share

Kristin Robinson	Company manager	500	50%
William J. Robinson III	Company manager	500	50%

		1,000	100%

As of the date of issue of these financial statements, the new structure of shareholders is as follows:

Stockholder name	Class A – voting common shares	Class B – non- voting common shares	Total stocks owned	Ownership share

William John Robinson III	15,750,000	-	15,750,000	45%
Kristin Robinson	15,750,000	-	15,750,000	45%
Model Rocket LLC	-	3,500,000	3,500,000	10%

	31,500,000	3,500,000	35,000,000	100%

Conversion ratio of the common units to common shares was 1 to 35,000 (1:35,000).

6.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, which is August 23, 2021.

Regulation A Offering – Tier 2

Revival AI Inc. and all of the directors have consent in writing pursuant to the authority contained in the corporate law of the State of Colorado and without the formality of convening a meeting, to issue 40,000,000 shares of Class A Voting Common Stock, 25,000,000 shares of Class B Non-Voting Common Stock and 10,000,000 shares of preferred stock, at an initial public offering price of $1.00 per share, to be effective as of July 1, 2021.

The final capital structure at the closing of the Regulation A Offering will be as follows:

Stockholder name	Class A – voting common shares	Class B – non-voting common shares	Total stocks owned	Ownership share

Public Investors		20,000,000	20,000,000	36.36%
William John Robinson III	15,750,000	-	15,750,000	28.64%
Kristin Robinson	15,750,000	-	15,750,000	28.64%
Model Rocket LLC	-	3,500,000	3,500,000	6.36%

	31,500,000	3,500,000	35,000,000	100.00%

F-15

Other events

All subsequent events requiring recognition as of June 30, 2021 have been incorporated into these financial statements and there are no other subsequent events that require disclosure in accordance with FASB ASC Topic 855, “Subsequent Events”.

7.	APPROVAL OF FINANCIAL STATEMENTS

Financial statements have been approved by management of the Corporation and authorized for issue on August 23, 2021.

APPROVAL OF THE FINANCIAL STATEMENTS

We approve the issue of these financial statements of Revival AI Inc. (formerly Revival AI LLC), which comprise the balance sheet as of June 30, 2021, and the related statement of operations, changes in owners’ equity, and cash flows for six months ended June 30, 2021 and the related notes to the financial statements.

August 23, 2021

Kristin Robinson, Chief Executive Officer

F-16

ITEM 4.	EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation (1)

2.2	Bylaws (1)

6.1	Services and Membership Purchase Agreement: Model Rocket (1)

6.2	First Amendment to Services and Membership Purchase Agreement (1)

6.3	Transfer Agency and Registrarship Agreement USA Market dated September 22, 2020 with KoreTransfer (2)

6.4	Seifert Technologies, Inc. proposal dated August 28, 2020 (2)

6.5	Publishing Agreement with DeDonato Enterprises LLC dated October 18, 2019 (2)

6.6	Publishing Agreement with Iglesia Bautista Biblica de la Gracia dated January 13, 2020 (2)

6.7	Assignment between Narrow Gate Publishing, LLC and Revival AI LLC (2)

6.8	Second Amendment to Model Rocket Agreement (3)

7.1	Plan of Conversion (1)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on November 5, 2020.

(2)	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on January 15, 2021.

(3)	Incorporated by reference to the Company’s Form 1-A POS filed with the SEC on July 19, 2020.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Revival AI Inc.

/s/ Kristin Robinson
Chief Executive Officer~~

Date: September 15, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kristin Robinson
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: September 15, 2021

/s/ William J. Robinson III
William J. Robinson III, Chief Visionary Officer and Director

Date: September 15, 2021

/s/ Rob Rodriguez
Rob Rodriguez, Director

Date: September 15, 2021

/s/ Jon Thies
Jon Thies, Director

Date: September 15, 2021

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